UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 19)*

                                XO HOLDINGS, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    98417K106
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 9, 2009
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1. Security and Issuer

     This statement constitutes Amendment No. 19 to the Schedule 13D relating to the shares of Common Stock, par value $0.01 per share (the "Shares"), of XO Holdings, Inc., a Delaware corporation (the "Issuer"), and amends the Schedule 13D relating to the Shares filed on January 27, 2003 and amended by each of Amendment No. 1 filed on October 24, 2003, Amendment No. 2 filed on January 27, 2004, Amendment No. 3 filed on June 22, 2004, Amendment No. 4 filed on August 10, 2004, Amendment No. 5 filed on February 17, 2006, Amendment No. 6 filed on February 27, 2006, Amendment No. 7 filed on March 31, 2006, Amendment No. 8 filed on May 1, 2006, Amendment No. 9 filed on July 2, 2007, Amendment No. 10 filed on March 17, 2008, Amendment No. 11 filed on July 28, 2008, Amendment No. 12 filed on August 14, 2008, Amendment No. 13 filed on October 2, 2008, Amendment No. 14 filed on October 17, 2008 , Amendment No. 15 filed on January 5, 2009, Amendment No. 16 filed on February 6, 2009, Amendment No. 17 filed on April 1, 2009 and Amendment No. 18 filed on July 1, 2009 (as amended by Amendment Nos. 1, 2 ,3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17 and 18,
the "Original 13D"), on behalf of the Filing Persons (as defined in the Original
13D). Capitalized terms used herein and not otherwise defined --- have the respective meanings ascribed thereto in the Original 13D.

Item 4. Purpose of Transaction

     Item 4 of the Original 13D is hereby amended by adding the following:

     On July 9, 2009, ACF Industries Holding Corp. ("ACF Holding"), an entity wholly owned by Carl Icahn, the Chairman and holder of a majority of the outstanding Shares, sent a letter to the Issuer (the "ACF Holding Letter"), pursuant to which ACF Holding made a non-binding proposal to acquire all of the outstanding Shares which it does not own, for consideration in the form of cash of $0.55 net per share, representing a premium of approximately 100% over the $0.28 market price of the Shares as of the close of business on July 9, 2009. ACF Holding indicated that this transaction would not be subject to its ability to obtain financing or to the results of any due diligence review of the Issuer. ACF Holding suggested that the definitive agreement relating to this transaction provide that, in addition to the vote required by law, the transaction be approved by the holders of a majority of the Shares not held by Mr. Icahn or his affiliates. ACF Holding requested that the Issuer initiate the appropriate process so that the Issuer can commence reviewing and considering this proposal. In connection with the foregoing, ACF Holding noted that in no event is ACF Holding or its affiliates prepared to be a seller of its Shares in any transaction and that therefore it will not sell or transfer its Shares to a third party or vote in favor of a transaction which involves the sale or transfer of its shares to a third party.

     A copy of the ACF Holding Letter is filed as Exhibit 1 hereto and is incorporated herein by reference. The description herein of the ACF Holding Letter is qualified in its entirety by reference to the ACF Holding Letter filed herewith.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     The information set forth above in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

     Item 7 is hereby amended by the addition of the following:

     1    The ACF Holding Letter

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 10, 2009


ACF INDUSTRIES HOLDING CORP.

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Vice President


HIGHCREST INVESTORS CORP.

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Vice President


BUFFALO INVESTORS CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title:  President


STARFIRE HOLDING CORPORATION

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Treasurer


ARNOS CORP.

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Authorized Signatory

ARNOS SUB CORP.

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: President


BARBERRY CORP.

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Treasurer


HOPPER INVESTMENTS LLC
BY: Barberry Corp., its sole member

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Treasurer


HIGH RIVER LIMITED PARTNERSHIP
BY: Hopper Investments LLC, its general partner
BY: Barberry Corp., its sole member

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Treasurer


UNICORN ASSOCIATES CORPORATION

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Vice President

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN

                                                                       EXHIBIT 1


July 9, 2009

Carl Grivner
Chief Executive Officer
XO Holdings, Inc.
13865 Sunrise Valley Drive
Herndon, VA 20171


Dear Carl:

As you know, Carl C. Icahn, the Chairman of XO Holdings, Inc. (the "Company"), beneficially owns a majority of the outstanding shares of the Company's common stock (the "Common Stock") through ACF Industries Holding Corp. ("ACF Holding"). ACF Holding is interested in acquiring, either directly or through an affiliate, all of the shares of Common Stock which it does not own, in a transaction in which the acquirer merges with the Company, the exact form of the transaction to be determined jointly. Holders of Common Stock of the Company, other than ACF Holding and its affiliates, would receive consideration in the form of cash of $0.55 net per share, representing a premium of approximately 100% over the $0.28 market price of the shares as of the close of business on July 9, 2009. This transaction would not be subject to the acquirer's ability to obtain financing or to the results of any due diligence review of the Company. We suggest that the definitive agreement relating to this transaction provide that, in addition to the vote required by law, the transaction be approved by the holders of a majority of the shares of Common Stock not held by Mr. Icahn or his affiliates.

Accordingly, ACF Holding hereby requests that you initiate the appropriate process so that the Company can commence reviewing and considering this proposal. In connection with the foregoing, please note that in no event is ACF Holding or its affiliates prepared to be a seller of its shares of Common Stock in any transaction and therefore it will not sell or transfer its shares to a third party or vote in favor of a transaction which involves the sale or transfer of its shares to a third party.

This letter shall not constitute a binding agreement between us and no agreement shall exist between us regarding the foregoing unless and until we enter into mutually satisfactory definitive agreements. Please do not hesitate to contact the undersigned at 212-702-4300 with any questions or comments.


                                                    Very truly yours,

                                                    ACF INDUSTRIES HOLDING CORP.


                                                    By: /s/ Keith Cozza
                                                        --------------------
                                                        Name:  Keith Cozza
                                                        Title: Vice President